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                                                              EXHIBIT 99.(a)(13)

                                                  Contact:  Roy Winnick
                                                            Kekst and Company
                                                            (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
               ANNOUNCEMENT AMENDMENT TO MERGER AGREEMENT WITH
                          TRIAD SYSTEMS CORPORATION;
                   CASH TENDER OFFER FOR TRIAD COMMON STOCK
            EXTENDED UNTIL 10:00 A.M. ON MONDAY, JANUARY 27, 1997

AUSTIN, TEXAS, JANUARY 16, 1997 -- Cooperative Computing, Inc. and its affiliate, CCI Acquisition Corp., both of Austin, Texas, announced today that their merger agreement with Triad Systems Corporation (NASDAQ: TRSC) has been amended to extend the final date for the consummation of CCI Acquisition's tender offer for all of the issued and outstanding shares of Triad to February
20, 1997.   The merger agreement was also amended to extend the final date for the consummation of the merger with Triad to the 45th day following the consummation of the tender offer.

In addition, CCI Acquisition announced that The Chase Manhattan Bank has extended its commitment to provide the debt financing for the transaction through February 20, 1997.


CCI Acquisition also announced that it has extended until 10:00 A.M., New York City time, on Monday, January 27, 1997 its tender offer for all of the issued and outstanding shares of common stock of Triad at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire at 10:00 A.M., New York City time, on Friday, January 17, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition stated that the merger agreement was amended, and that it had extended the tender offer to January 27, 1997, primarily to provide additional time to resolve certain issues raised by the Federal Trade Commission in connection with the FTC's review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act. CCI Acquisition also stated that, although no assurances can be given, it is optimistic that all such outstanding issues will be satisfactorily resolved.

CCI Acquisition has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on January 16, 1997, 15,343,029 shares of Triad's common stock (approximately 86% of the issued and outstanding shares) had been validly tendered and not withdrawn.